The subsidiaries of AutoTradeCenter.com Inc., an Arizona corporation, are as follows:

1.       Auto Network Group of New Mexico, Inc., a New Mexico corporation

2.       Pinnacle Dealer Services, Inc., an Arizona corporation

3.       BusinessTradeCenter.com Inc., an Arizona corporation

4.       Walden Remarketing Services, Inc., a Nevada corporation


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